UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
  _____________________________________________________________
FORM 6-K
  _____________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2016
Commission file number 1- 32479
  _____________________________________________________________
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
   _____________________________________________________________
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
   _____________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes  ☐            No   ☒

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2016

ITEM 1 – FINANCIAL STATEMENTS
TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	$	$	$	$
Voyage revenues (note 9a)	99,241	98,608	195,012	195,934
Voyage expenses	(542)	(373)	(999)	(691)
Vessel operating expenses (note 9a)	(22,412)	(24,102)	(44,265)	(45,736)
Depreciation and amortization	(22,869)	(23,209)	(46,480)	(46,778)
General and administrative expenses (notes 9a and 13)	(5,864)	(7,068)	(11,292)	(13,776)
Loss on sale of vessels (note 5b)	—	—	(27,439)	—
Income from vessel operations	47,554	43,856	64,537	88,953
Equity income (note 11c)	29,567	29,002	39,065	47,060
Interest expense (notes 7 and 10)	(13,269)	(11,153)	(27,266)	(21,257)
Interest income	545	611	1,147	1,345
Realized and unrealized (loss) gain on non-designated derivative instruments (note 10)	(17,321)	10,888	(55,410)	(3,144)
Foreign currency exchange (loss) gain (notes 7 and 10)	(525)	(9,546)	(10,643)	16,384
Other income	407	335	826	778
Net income before income tax expense	46,958	63,993	12,256	130,119
Income tax expense (note 8)	(252)	(258)	(513)	(33)
Net income	46,706	63,735	11,743	130,086
Non-controlling interest in net income	3,635	5,642	5,810	8,925
General Partner’s interest in net income	862	8,568	119	17,210
Limited partners’ interest in net income	42,209	49,525	5,814	103,951
Limited partners’ interest in net income per common unit: (note 12)
• Basic	0.53	0.63	0.07	1.32
• Diluted	0.53	0.63	0.07	1.32
Weighted-average number of common units outstanding:
• Basic	79,571,820	78,590,812	79,564,846	78,552,784
• Diluted	79,695,804	78,659,264	79,640,818	78,609,057
Cash distributions declared per common unit	0.14	0.70	0.28	1.40
Related party transactions (note 9)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	$	$	$	$
Net income	46,706	63,735	11,743	130,086

Other comprehensive (loss) income:
Other comprehensive (loss) income before reclassifications
Unrealized (loss) gain on qualifying cash flow hedging instruments, net of tax (note 10)	(6,091)	328	(18,206)	(645)
Amounts reclassified from accumulated other comprehensive (loss) income
To equity income:
Realized loss on qualifying cash flow hedging instruments	794	591	1,723	953
Other comprehensive (loss) income	(5,297)	919	(16,483)	308
Comprehensive income (loss)	41,409	64,654	(4,740)	130,394
Non-controlling interest in comprehensive income (loss)	2,399	5,642	2,955	8,925
General and limited partners' interest in comprehensive income (loss)	39,010	59,012	(7,695)	121,469
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars)

	As at June 30, 2016	As at December 31, 2015
	$	$
ASSETS
Current
Cash and cash equivalents	127,498	102,481
Restricted cash – current (notes 7 and 10)	6,096	6,600
Accounts receivable, including non-trade of $12,062 (2015 – $7,058)	13,524	22,081
Prepaid expenses	4,388	4,469
Current portion of derivative assets (note 10)	113	—
Current portion of net investments in direct financing leases (note 5)	18,328	20,606
Advances to affiliates (note 9b)	17,173	13,026
Total current assets	187,120	169,263

Restricted cash – long-term (notes 7, 10 and 11b)	104,328	104,919

Vessels and equipment
At cost, less accumulated depreciation of $660,785 (2015 – $666,710)	1,430,545	1,595,077
Vessels under capital leases, at cost, less accumulated depreciation of $61,087 (2015 - $56,316) (note 5)	289,797	88,215
Advances on newbuilding contracts (note 9d)	374,937	424,868
Total vessels and equipment	2,095,279	2,108,160
Investments in and advances to equity accounted joint ventures (note 6)	933,812	883,731
Net investments in direct financing leases (note 5)	635,351	646,052
Other assets	8,876	20,811
Derivative assets (note 10)	2,350	5,623
Intangible assets – net	74,362	78,790
Goodwill – liquefied gas segment	35,631	35,631
Total assets	4,077,109	4,052,980

LIABILITIES AND EQUITY
Current
Accounts payable	2,287	2,770
Accrued liabilities (note 10)	31,769	37,456
Unearned revenue	17,575	19,608
Current portion of long-term debt (note 7)	227,595	197,197
Current obligations under capital lease (note 5)	62,973	4,546
Current portion of in-process contracts	14,199	12,173
Current portion of derivative liabilities (note 10)	83,412	52,083
Advances from affiliates (notes 9b and 10)	15,285	22,987
Total current liabilities	455,095	348,820
Long-term debt (note 7)	1,662,693	1,802,012
Long-term obligations under capital lease (note 5)	166,269	54,581
Long-term unearned revenue	10,994	30,333
Other long-term liabilities (note 5)	64,587	71,152
In-process contracts	14,152	20,065
Derivative liabilities (note 10)	186,321	182,338
Total liabilities	2,560,111	2,509,301
Commitments and contingencies (notes 5, 7, 10, and 11)

Equity
Limited Partners	1,456,786	1,472,327
General Partner	48,469	48,786
Accumulated other comprehensive loss	(15,679)	(2,051)
Partners' equity	1,489,576	1,519,062
Non-controlling interest	27,422	24,617
Total equity	1,516,998	1,543,679
Total liabilities and total equity	4,077,109	4,052,980

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	11,743	130,086
Non-cash items:
Unrealized loss (gain) on non-designated derivative instruments (note 10)	42,784	(12,050)
Depreciation and amortization	46,480	46,778
Loss on sale of vessels	27,439	—
Unrealized foreign currency exchange loss (gain) and other (notes 7 and 10)	4,888	(21,526)
Equity income, net of dividends received of $4,191 (2015 – $45,000)	(34,874)	(2,060)
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	914	—
Change in operating assets and liabilities	(14,590)	(20,767)
Expenditures for dry docking	(2,356)	(1,424)
Net operating cash flow	82,428	119,037

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	131,645	233,175
Debt issuance costs	(420)	(1,796)
Scheduled repayments of long-term debt	(108,842)	(66,600)
Prepayments of long-term debt	(157,239)	(90,000)
Scheduled repayments of capital lease obligations	(9,319)	(2,196)
Decrease (increase) in restricted cash	2,284	(9,930)
Proceeds from equity offerings, net of offering costs	—	16,166
Cash distributions paid	(22,732)	(127,239)
Dividends paid to non-controlling interest	(150)	—
Net financing cash flow	(164,773)	(48,420)

INVESTING ACTIVITIES
Capital contributions to equity accounted joint ventures	(20,167)	(3,235)
Loan repayments from equity accounted joint ventures	—	13,987
Receipts from direct financing leases	12,979	9,063
Proceeds from sale of vessels	94,311	—
Proceeds from sale-leaseback	179,434	—
Expenditures for vessels and equipment	(159,195)	(143,080)
Net investing cash flow	107,362	(123,265)
Increase (decrease) in cash and cash equivalents	25,017	(52,648)
Cash and cash equivalents, beginning of the period	102,481	159,639
Cash and cash equivalents, end of the period	127,498	106,991
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Partners’ Equity
	Limited Partners		General Partner	Accumulated Other Comprehensive Loss	Non- controlling Interest	Total
	Number of Common Units	$	$	$	$	$
Balance as at December 31, 2015	79,551	1,472,327	48,786	(2,051)	24,617	1,543,679
Net income	—	5,814	119	—	5,810	11,743
Other comprehensive loss	—	—	—	(13,628)	(2,855)	(16,483)
Cash distributions	—	(22,277)	(455)	—	—	(22,732)
Dividends paid to non-controlling interest	—	—	—	—	(150)	(150)
Equity based compensation, net of tax of $210 (note 13)	21	922	19	—	—	941
Balance as at June 30, 2016	79,572	1,456,786	48,469	(15,679)	27,422	1,516,998
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P., which is a limited partnership formed under the laws of the Republic of The Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Partnership). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2015, which are included in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the U.S. Securities and Exchange Commission (or SEC) on April 27, 2016. In the opinion of management of Teekay GP L.L.C., the general partner of the Partnership (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

2. Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for the Partnership January 1, 2018 and shall be applied, at the Partnership’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Partnership is evaluating the effect of adopting this new accounting guidance.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for the Partnership January 1, 2019, including interim periods within those fiscal years. Early adoption is permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Partnership is evaluating the effect of adopting this new accounting guidance.

In March 2016, the FASB issued Accounting Standards Update 2016-09, Improvements to Employee Share-Based Payment Accounting (or ASU 2016-09). ASU 2016-09 simplifies aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. ASU 2016-09 is effective for the Partnership January 1, 2017 with early adoption permitted. The Partnership expects the impact of adopting this new accounting guidance will be a change in presentation of cash payments for tax withholdings on share settled equity awards from an operating cash outflow to a financing cash outflow on the Partnership's statement of cash flows. The Partnership is planning to adopt this new accounting guidance effective January 1, 2017 and expects the impact of adopting this new accounting guidance to be insignificant.

3.	Financial Instruments

a) Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Note 3 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2015. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at a fair value on a recurring basis.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

		June 30, 2016		December 31, 2015
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	237,922	237,922	214,000	214,000
Derivative instruments (note 10)
Interest rate swap agreements	Level 2	(140,513)	(140,513)	(104,137)	(104,137)
Interest rate swaption agreements – assets	Level 2	2,123	2,123	5,623	5,623
Interest rate swaption agreements – liabilities	Level 2	(21,663)	(21,663)	(6,406)	(6,406)
Cross-currency swap agreements	Level 2	(113,961)	(113,961)	(128,782)	(128,782)
Other derivative (note 9c)	Level 3	(260)	(260)	(6,296)	(6,296)
Other:
Advances to equity accounted joint ventures (note 6)	(i)	178,026	(i)	159,870	(i)
Long-term receivable included in accounts receivable and other assets (ii)	Level 3	14,406	14,366	16,453	16,427
Long-term debt – public (note 7)	Level 1	(308,622)	(296,412)	(291,247)	(288,333)
Long-term debt – non-public (note 7)	Level 2	(1,581,666)	(1,524,727)	(1,707,962)	(1,677,139)

(i)
The advances to equity accounted joint ventures together with the Partnership’s equity investments in the joint ventures form the net aggregate carrying value of the Partnership’s interests in the joint ventures in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

(ii)
As described in Note 3 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year-ended December 31, 2015, the estimated fair value of the non-interest bearing receivable from BG International Limited (or BG) is based on the remaining future fixed payments as well as an estimated discount rate. The estimated fair value of this receivable as of June 30, 2016 was $14.4 million (December 31, 2015 – $16.4 million) using a discount rate of 8.0%. As there is no market rate for the equivalent of an unsecured non-interest bearing receivable from BG, the discount rate is based on unsecured debt instruments of similar maturity held, adjusted for a liquidity premium. A higher or lower discount rate would result in a lower or higher fair value asset.

Changes in fair value during the six months ended June 30, 2016 and 2015 for the Partnership’s other derivative instrument, the Toledo Spirit time-charter derivative, which is described below and is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), is as follows:

	Six Months Ended June 30,
	2016	2015
	$	$
Fair value at beginning of period	(6,296)	(2,137)
Realized and unrealized gains (losses) included in earnings	3,480	(2,180)
Settlement payments	2,556	1,207
Fair value at end of period	(260)	(3,110)
The Partnership’s Suezmax tanker, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The time-charter contract ends in August 2025, although the charterer has the right to terminate the time-charter contract in July 2018. In order to reduce the variability of its revenue under the Toledo Spirit time-charter, the Partnership entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The estimated fair value of this other derivative is based in part upon the Partnership’s projection of future spot market tanker rates, which has been derived from current spot market tanker rates and long-term historical average rates, as well as an estimated discount rate. The estimated fair value of this other derivative as of June 30, 2016 is based upon an average daily tanker rate of $25,250 (June 30, 2015 – $32,476) over the remaining duration of the charter contract and a discount rate of 8.0% (June 30, 2015 – 7.4%). In developing and evaluating this estimate, the Partnership considers the current tanker market fundamentals as well as the short and long-term outlook. A higher or lower average daily tanker rate would result in a higher or lower fair value liability or a lower or higher fair value asset. A higher or lower discount rate would result in a lower or higher fair value asset or liability.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

b) Financing Receivables

The following table contains a summary of the Partnership’s loan receivables and other financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis.

			June 30, 2016	December 31, 2015
Class of Financing Receivable	Credit Indicator	Grade	$	$
Direct financing leases	Payment activity	Performing	653,679	666,658
Other receivables:
Long-term receivable and accrued revenue included in accounts receivable and other assets	Payment activity	Performing	15,403	28,256
Advances to equity accounted joint ventures (note 6)	Other internal metrics	Performing	178,026	159,870
			847,108	854,784

4.	Segment Reporting

The following table includes results for the Partnership’s segments for the periods presented in these financial statements.

	Three Months Ended June 30,
	2016			2015
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	84,497	14,744	99,241	77,466	21,142	98,608
Voyage expenses	(126)	(416)	(542)	—	(373)	(373)
Vessel operating expenses	(16,734)	(5,678)	(22,412)	(16,127)	(7,975)	(24,102)
Depreciation and amortization	(20,474)	(2,395)	(22,869)	(18,004)	(5,205)	(23,209)
General and administrative expenses (i)	(4,679)	(1,185)	(5,864)	(5,514)	(1,554)	(7,068)
Income from vessel operations	42,484	5,070	47,554	37,821	6,035	43,856
Equity income	29,567	—	29,567	29,002	—	29,002

	Six Months Ended June 30,
	2016			2015
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	163,082	31,930	195,012	153,400	42,534	195,934
Voyage expenses	(243)	(756)	(999)	—	(691)	(691)
Vessel operating expenses	(31,966)	(12,299)	(44,265)	(30,433)	(15,303)	(45,736)
Depreciation and amortization	(39,159)	(7,321)	(46,480)	(36,310)	(10,468)	(46,778)
General and administrative expenses (i)	(9,041)	(2,251)	(11,292)	(10,839)	(2,937)	(13,776)
Loss on sale of vessels	—	(27,439)	(27,439)	—	—	—
Income (loss) from vessel operations	82,673	(18,136)	64,537	75,818	13,135	88,953
Equity income	39,065	—	39,065	47,060	—	47,060

(i)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	June 30, 2016	December 31, 2015
	$	$
Total assets of the liquefied gas segment	3,703,244	3,550,396
Total assets of the conventional tanker segment	211,282	360,527
Unallocated:
Cash and cash equivalents	127,498	102,481
Accounts receivable and prepaid expenses	17,912	26,550
Advances to affiliates	17,173	13,026
Consolidated total assets	4,077,109	4,052,980

5.	Vessel Charters

a) The minimum estimated charter hire payments for the remainder of the year and the next four fiscal years, as at June 30, 2016, for the Partnership’s vessels chartered-in and vessels chartered-out are as follows:

	Remainder of 2016	2017	2018	2019	2020
Vessel Charters (i)	$	$	$	$	$
Charters-in – capital leases (ii)	11,513	46,211	42,553	15,257	15,299

Charters-out – operating leases (iii)	176,762	326,372	374,123	405,512	396,350
Charters-out – direct financing leases (iv)	34,718	204,109	173,701	39,065	39,172
	211,480	530,481	547,824	444,577	435,522

(i)
The Partnership owns 69% of Teekay BLT Corporation (or Teekay Tangguh Joint Venture) and the Teekay Tangguh Joint Venture is a party to operating leases whereby it is leasing the Tangguh Hiri and the Tangguh Sago liquefied natural gas (or LNG) carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The table does not include the Partnership’s minimum charter hire payments to be paid and received under these leases, which are described in more detail in Note 5 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2015. Under the terms of the leasing arrangement for the Tangguh LNG Carriers, whereby the Teekay Tangguh Joint Venture is the lessee, the lessors claim tax depreciation on its lease of these vessels. As is typical in these types of leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin.

The carrying amount of tax indemnification guarantees of the Partnership relating to the leasing arrangement through the Teekay Tangguh Joint Venture as at June 30, 2016 was $7.8 million (December 31, 2015 – $8.0 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets. The tax indemnification is for the duration of the lease contracts with the third parties plus the years it would take for the lease payments to be statute barred, which will end in 2033 for the vessels. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangement on a voluntary basis at any time. If the lease arrangement terminates, the Teekay Tangguh Joint Venture will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

(ii)
As at June 30, 2016, the Partnership was a party to capital leases on two Suezmax tankers, the Teide Spirit and the Toledo Spirit. Under these capital leases, the owner has the option to require the Partnership to purchase the two vessels. The charterer, who is also the owner, also has the option to cancel the charter contracts. The amounts in the table assume the owner will not exercise its options to require the Partnership to purchase either of the vessels from the owner, but rather it assumes the owner will cancel the charter contracts when the cancellation right is first exercisable, which is the thirteenth anniversary of each respective contract in 2017 and 2018.

The Partnership was also a party to a capital lease on one of its LNG carriers, the Creole Spirit. Upon delivery of the Creole Spirit in February 2016, the Partnership sold this vessel to a third party and leased it back under a 10 year bareboat charter contract ending in 2026. The bareboat charter contract is accounted for as a capital lease. The obligations of the Partnership under the bareboat charter contract are guaranteed by the Partnership. In addition, the guarantee agreement requires the Partnership to maintain minimum levels of tangible net worth and aggregate liquidity, and not exceed a maximum amount of leverage.

(iii)
Minimum scheduled future operating lease revenues do not include revenue generated from new contracts entered into after June 30, 2016, revenue from unexercised option periods of contracts that existed on June 30, 2016, revenues from vessels in the Partnership's equity accounted investments, or variable or contingent revenues. Therefore, the minimum scheduled future operating lease revenues should not be construed to reflect total charter hire revenues that may be recognized for any of the years.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

(iv)
As described in Note 5 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2015, the Tangguh LNG Carriers’ time-charter contracts and the two bareboat charter contracts to Awilco LNG ASA are accounted for as direct financing leases.

b) During February and March 2016, Centrofin Management Inc. (or Centrofin), the charterer for both the Bermuda Spirit and Hamilton Spirit Suezmax tankers, exercised its option under the charter contracts to purchase both the Bermuda Spirit and Hamilton Spirit. As a result of Centrofin exercising its options to purchase, the Partnership recorded an accounting loss of $27.4 million for the six months ended June 30, 2016. The vessels were delivered to Centrofin during April and May 2016 on the closing of the options to purchase.

6. Advances to Equity Accounted Joint Ventures

a) As of June 30, 2016, the Partnership had advanced $57.8 million to Exmar LPG BVBA, (December 31, 2015 - $57.8 million) which bears interest at LIBOR plus 0.50% and has no fixed repayment terms. As at June 30, 2016, the interest receivable on the advances was $0.7 million (December 31, 2015 – $0.4 million). Both the advances and the interest receivable on these advances are included in investments and advances to equity accounted joint ventures in the Partnership’s consolidated balance sheets.

b) As of June 30, 2016, the Partnership had advanced $112.7 million to the Yamal LNG Joint Venture (December 31, 2015 – $96.9 million). The advances bear interest at LIBOR plus 3.00% compounded semi-annually. As of June 30, 2016, the interest accrued on these advances was $6.8 million (December 31, 2015 – $4.8 million). Both the advances and the accrued interest on these advances are included in investments and advances to equity accounted joint ventures in the Partnership’s consolidated balance sheets.

7. Long-Term Debt

	June 30, 2016	December 31, 2015
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due from 2016 to 2018	311,791	329,222
U.S. Dollar-denominated Term Loans due from 2018 to 2026	1,040,984	1,150,436
Norwegian Kroner-denominated Bonds due from 2017 to 2020	310,879	294,016
Euro-denominated Term Loans due from 2018 to 2023	239,792	241,798
Total principal	1,903,446	2,015,472
Unamortized discount and debt issuance costs	(13,158)	(16,263)
Total debt	1,890,288	1,999,209
Less current portion	(227,595)	(197,197)
Long-term debt	1,662,693	1,802,012

As at June 30, 2016, the Partnership had three revolving credit facilities available of which two credit facilities are long-term and one is current. The three credit facilities, as at such date, provided for borrowings of up to $445.7 million, of which $133.9 million was undrawn. Interest payments are based on LIBOR plus margins, which ranged from 0.55% to 1.50%. The amount available under the three revolving credit facilities reduces by $163.8 million (remainder of 2016), $28.2 million (2017) and $253.7 million (2018). The revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. One of the revolving credit facilities is unsecured while the other two revolving credit facilities are collateralized by first-priority mortgages granted on four of the Partnership’s vessels, together with other related securities, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.

As at June 30, 2016, the Partnership had six U.S. Dollar-denominated term loans outstanding which totaled $1.0 billion in aggregate principal amount. Interest payments on the term loans are based on LIBOR plus a margin, which ranged from 0.30% to 2.80% The six term loans require either quarterly or semi-annual interest and principal payments and have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 15 of the Partnership’s vessels to which the loans relate, together with certain other related securities. In addition, at June 30, 2016, all of the outstanding term loans were guaranteed by either the Partnership or Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture).

The Partnership had issued in the Norwegian bond market a total of Norwegian Kroner (or NOK) 2.6 billion of senior unsecured bonds that mature through 2020. As at June 30, 2016, the total amount of the bonds was $310.9 million and the bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin, which ranges from 3.70% to 5.25%. The Partnership entered into cross-currency rate swaps, to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.92% to 6.88% (see Note 10) and the transfer of principal fixed at $409.0 million upon maturity in exchange for NOK 2.6 billion.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The Partnership has two Euro-denominated term loans outstanding, which as at June 30, 2016, totaled 215.9 million Euros ($239.8 million). Interest payments are based on EURIBOR plus margins, which ranged from 0.60% to 2.25%as at June 30, 2016, and the loans require monthly interest and principal payments. The term loans have varying maturities through 2023. The term loans are collateralized by first-priority mortgages on two vessels to which the loans relate, together with certain other related security and are guaranteed by the Partnership and one of its subsidiaries.

The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at June 30, 2016 and December 31, 2015 were 2.54% and 2.33%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 10). At June 30, 2016, the margins on the Partnership’s outstanding revolving credit facilities and term loans ranged from 0.30% to 2.80%.

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s NOK-denominated bonds, the Partnership’s Euro-denominated term loans and restricted cash, and the change in the valuation of the Partnership’s cross-currency swaps, the Partnership incurred foreign exchange (losses) gains of $(0.5) million and $(9.5) million for the three months ended June 30, 2016 and 2015, respectively, and $(10.6) million and $16.4 million for the six months ended June 30, 2016 and 2015, respectively, of which these amounts were primarily unrealized.

The aggregate annual long-term debt principal repayments required subsequent to June 30, 2016 are $85.8 million (remainder of 2016), $208.5 million (2017), $804.0 million (2018), $95.8 million (2019), $182.4 million (2020) and $526.9 million (thereafter).

Certain loan agreements require that (a) the Partnership maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Partnership maintains certain ratios of vessel values related to the relevant outstanding loan principal balance, (c) the Partnership not exceed a maximum amount of leverage, and (d) certain of the Partnership’s subsidiaries maintains restricted cash deposits. The Partnership has one facility that requires us to maintain a vessel-value-to-outstanding-loan-principal-balance ratio of 115%, which as at June 30, 2016 was 202%. The vessel value was determined using second-hand market comparables or using a depreciated replacement cost approach. Since vessel values can be volatile, the Partnership’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Partnership sold any of the vessels. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving credit facilities. As at June 30, 2016, the Partnership was in compliance with all covenants relating to the Partnership’s credit facilities and term loans.

The Partnership maintains restricted cash deposits relating to certain term loans, collateral for cross-currency swaps, project tenders, leasing arrangements (see Note 11b) and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs, which cash totaled $110.4 million and $111.5 million as at June 30, 2016 and December 31, 2015, respectively.

8.	Income Tax

The components of the provision for income taxes were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	$	$	$	$
Current	(252)	(258)	(513)	(259)
Deferred	—	—	—	226
Income tax expense	(252)	(258)	(513)	(33)

9.	Related Party Transactions

a) Two of the Partnership’s LNG carriers, the Arctic Spirit and Polar Spirit, are employed on long-term charter contracts with subsidiaries of Teekay Corporation. In addition, the Partnership and certain of its operating subsidiaries have entered into service agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership and its subsidiaries with administrative, commercial, crew training, advisory, business development, technical and strategic consulting services. The Partnership also has an agreement with a subsidiary of Teekay Corporation whereby Teekay Corporation’s subsidiary will, on behalf of the Partnership, provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings in the Partnership’s joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW LNG Investments Pte. Ltd. (or the BG Joint Venture), up to their delivery dates. All costs incurred by these Teekay Corporation’s subsidiaries related to these services are charged to the Partnership and recorded as part of vessel operating expenses and general and administrative expenses. Finally, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Three Months Ended		Six Months Ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
	$	$	$	$
Revenues (i)	8,933	10,599	18,646	20,008
Vessel operating expenses	(5,234)	(5,241)	(9,916)	(9,623)
General and administrative expenses (ii)	(2,967)	(4,252)	(5,229)	(7,668)

(i) Commencing in 2008, the Arctic Spirit and Polar Spirit were time-chartered to Teekay Corporation at a fixed-rate for a period of 10 years (plus options exercisable by Teekay Corporation to extend up to an additional 15 years).

(ii) Includes commercial, strategic, advisory, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and our General Partner for costs incurred on the Partnership’s behalf.

b) As at June 30, 2016 and December 31, 2015, non-interest bearing advances to affiliates totaled $17.2 million and $13.0 million, respectively, and non-interest bearing advances from affiliates totaled $15.3 million and $23.0 million, respectively. These advances are unsecured and have no fixed repayment terms. Affiliates are entities that are under common control.

c) The Partnership’s Suezmax tanker the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The time-charter contract ends in August 2025, although the charterer has the right to terminate the time-charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. The amounts receivable or payable to Teekay Corporation are settled annually (see Notes 3 and 10).

d) The Partnership entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with shipbuilding and site supervision services relating to the 10 LNG carrier newbuildings the Partnership owns (December 31, 2015 – 11 LNG carrier newbuildings). These costs are capitalized and included as part of advances on newbuilding contracts in the Partnership’s consolidated balance sheets. For the three and six months ended June 30, 2016 and 2015, the Partnership incurred shipbuilding and site supervision costs of $3.6 million, $4.9 million, $0.7 million and $1.5 million, respectively.

10.	Derivative Instruments and Hedging Activities

The Partnership uses derivative instruments in accordance with its overall risk management policy.

Foreign Exchange Risk
From 2012 through 2015, concurrently with the issuance of NOK 700 million, NOK 900 million and NOK 1,000 million, of senior unsecured bonds (see Note 7), the Partnership entered into cross-currency swaps, and pursuant to these swaps, the Partnership receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross-currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross-currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Partnership’s NOK-denominated bonds due in 2017, 2018 and 2020, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross-currency swaps as at June 30, 2016.

		Floating Rate Receivable
Principal Amount NOK	Principal Amount $	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of (Liability) $	Weighted- Average Remaining Term (Years)
700,000	125,000	NIBOR	5.25%	6.88%	(44,079)	0.8
900,000	150,000	NIBOR	4.35%	6.43%	(48,959)	2.2
1,000,000	134,000	NIBOR	3.70%	5.92%	(20,923)	3.9
					(113,961)

Interest Rate Risk

The Partnership enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on certain of its outstanding floating-rate debt. As at June 30, 2016, the Partnership was committed to the following interest rate swap agreements:

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (i)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps	LIBOR	90,000	(8,510)	2.2	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	100,000	(3,588)	0.5	5.3
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	162,500	(39,428)	12.5	5.2
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	58,912	(3,005)	5.1	2.8
U.S. Dollar-denominated interest rate swaps (iii)	LIBOR	320,000	(31,768)	1.5	3.4
U.S. Dollar-denominated interest rate swaps (iv)	LIBOR	112,667	(2,538)	2.5	1.7
U.S. Dollar-denominated interest rate swaps (v)	LIBOR	197,629	(10,429)	9.2	2.3
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (vi)	EURIBOR	239,792	(41,247)	4.5	3.1
			(140,513)

(i)	Excludes the margins the Partnership pays on its floating-rate term loans, which, at June 30, 2016, ranged from 0.30% to 2.80%.

(ii)	Principal amount reduces semi-annually.

(iii)
These interest rate swaps are being used to economically hedge expected interest payments on future debt that is planned to be outstanding from 2017 to 2024. These interest rate swaps are subject to mandatory early termination in 2017 and 2018 whereby the swaps will be settled based on their fair value at that time.

(iv)	Principal amount reduces quarterly.

(v)	Principal amount reduces quarterly commencing December 2017.

(vi)	Principal amount reduces monthly to 70.1 million Euros ($77.9 million) by the maturity dates of the swap agreements.

During 2015, as part of its economic hedging program, the Partnership entered into three interest rate swaption agreements. Pursuant to each swaption, the Partnership has a one-time option (or Call Option) to enter into an interest rate swap with a third party, and the third party has a one-time option (or Put Option) to require the Partnership to enter into an interest swap. If the Partnership or the third party exercises its option, there will be a cash settlement for the fair value of the interest rate swap, in lieu of taking delivery of the actual interest rate swap. At June 30, 2016, the terms of the interest rate swaps underlying the interest rate swaptions were as follows:

	Interest Rate Index	Principal Amount $	Start Date	Carrying Amount of Assets (Liability)	Remaining Term (Years)	Fixed Interest Rate (%)
Interest rate swaption - Call Option	LIBOR	155,000 (i)	April 28, 2017	113	7.5	3.34%
Interest rate swaption - Put Option	LIBOR	155,000 (i)	April 28, 2017	(8,404)	7.5	2.15%
Interest rate swaption - Call Option	LIBOR	160,000 (ii)	January 31, 2018	742	8.0	3.10%
Interest rate swaption - Put Option	LIBOR	160,000 (ii)	January 31, 2018	(7,168)	8.0	1.97%
Interest rate swaption - Call Option	LIBOR	160,000 (iii)	July 16, 2018	1,268	8.0	2.94%
Interest rate swaption - Put Option	LIBOR	160,000 (iii)	July 16, 2018	(6,091)	8.0	1.83%

(i)	Amortizing every three months from $155.0 million in April 2017 to $85.4 million in October 2024.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

(ii)	Amortizing every three months from $160.0 million in January 2018 to $82.5 million in January 2026.

(iii)	Amortizing every three months from $160.0 million in July 2018 to $82.5 million in July 2026.

As at June 30, 2016, the Partnership had multiple interest rate swaps and cross-currency swaps with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Partnership’s consolidated balance sheets. As at June 30, 2016, these interest rate swaps and cross-currency swaps had an aggregate fair value liability of $235.0 million. As at June 30, 2016, the Partnership had $41.6 million on deposit as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – current and – long-term on the Partnership’s consolidated balance sheets.

Credit Risk

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

Other Derivative

In order to reduce the variability of its revenue, the Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The fair value of the derivative liability at June 30, 2016 was $0.3 million (December 31, 2015 – a liability of $6.3 million).

The following table presents the classification and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s consolidated balance sheets.

	Current portion of derivative assets	Derivative assets	Accrued liabilities/ Advances from affiliates	Current portion of derivative liabilities	Derivative liabilities
As at June 30, 2016
Interest rate swap agreements	—	—	(5,903)	(24,802)	(109,808)
Interest rate swaption agreements	113	2,010	—	(8,404)	(13,259)
Cross-currency swap agreements	—	—	(1,101)	(49,606)	(63,254)
Toledo Spirit time-charter derivative	—	340	—	(600)	—
	113	2,350	(7,004)	(83,412)	(186,321)
As at December 31, 2015
Interest rate swap agreements	—	—	(6,833)	(41,028)	(56,276)
Interest rate swaption agreements	—	5,623	—	—	(6,406)
Cross-currency swap agreements	—	—	(1,181)	(9,755)	(117,846)
Toledo Spirit time-charter derivative	—	—	(3,186)	(1,300)	(1,810)
	—	5,623	(11,200)	(52,083)	(182,338)
Realized and unrealized gains (losses) relating to non-designated interest rate swap agreements, interest rate swaption agreements, and the Toledo Spirit time-charter derivative are recognized in earnings and reported in realized and unrealized (loss) gain on non-designated derivative instruments in the Partnership’s consolidated statements of income. The effect of the (loss) gain on these derivatives on the Partnership’s consolidated statements of income is as follows:

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Three Months Ended June 30,
	2016			2015
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(6,613)	(6,220)	(12,833)	(7,319)	17,424	10,105
Interest rate swaption agreements	—	(7,088)	(7,088)	—	593	593
Toledo Spirit time-charter derivative	—	2,600	2,600	—	190	190
	(6,613)	(10,708)	(17,321)	(7,319)	18,207	10,888

	Six Months Ended June 30,
	2016			2015
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(13,256)	(26,877)	(40,133)	(14,624)	13,067	(1,557)
Interest rate swaption agreements	—	(18,757)	(18,757)	—	593	593
Toledo Spirit time-charter derivative	630	2,850	3,480	(570)	(1,610)	(2,180)
	(12,626)	(42,784)	(55,410)	(15,194)	12,050	(3,144)
Unrealized and realized gains (losses) relating to cross-currency swap agreements are recognized in earnings and reported in foreign currency exchange (loss) gain in the Partnership’s consolidated statements of income. For the three and six months ended June 30, 2016, unrealized (losses) gains relating to the cross-currency swap agreements of $(6.6) million and $14.7 million, respectively, and realized losses of $(2.3) million and $(4.6) million, respectively, were recognized in earnings. For the three and six months ended June 30, 2015, unrealized losses of $(1.7) million and $(18.8) million, respectively, and realized losses of $(1.5) million and $(2.9) million, respectively, were recognized in earnings.

For the periods indicated, the following table presents the effective and ineffective portion of losses on interest rate swap agreements designated and qualifying as cash flow hedges. The following table excludes any interest rate swap agreements designated and qualifying as cash flow hedges in the Partnership’s equity accounted joint ventures.

Three Months Ended June 30, 2016				Three Months Ended June 30, 2015
Effective Portion Recognized in AOCI (i)	Statement of Income (ii)	Ineffective Portion (iii)		Effective Portion Recognized in AOCI (i)	Statement of Income (ii)	Ineffective Portion (iii)
(4,136)	—	484	Interest expense	—	—	—
(4,136)	—	484		—	—	—

Six Months Ended June 30, 2016				Six Months Ended June 30, 2015
Effective Portion Recognized in AOCI (i)	Statement of Income (ii)	Ineffective Portion (iii)		Effective Portion Recognized in AOCI (i)	Statement of Income (ii)	Ineffective Portion (iii)
(9,515)	—	(914)	Interest expense	—	—	—
(9,515)	—	(914)		—	—	—

(i)	Effective portion of designated and qualifying cash flow hedges recognized in other comprehensive (loss) income.

(ii)	Effective portion of designated and qualifying cash flow hedges recorded in accumulated other comprehensive loss (or AOCI) during the term of the hedging relationship and reclassified to earnings.

(iii)	Ineffective portion of designated and qualifying cash flow hedges.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

11.	Commitments and Contingencies

a) The Partnership’s share of commitments to fund newbuilding and other construction contract costs as at June 30, 2016 are as follows:

	Total	Remainder of 2016	2017	2018	2019	2020
Consolidated LNG carrier newbuildings (i)	1,677,143	178,159	691,133	558,076	249,775	—
Equity accounted joint ventures (ii)	1,509,394	153,174	325,496	548,923	278,801	203,000
	3,186,537	331,333	1,016,629	1,106,999	528,576	203,000

(i)
As at June 30, 2016, the Partnership had 10 LNG carrier newbuildings on order which are scheduled for delivery between 2016 and 2019. These commitment amounts are described in more detail in Note 14 of the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year-ended December 31, 2015. As of June 30, 2016, the Partnership has secured $176 million of financing related to $133 million of LNG carrier newbuilding commitments included in table above.

(ii)
The commitment amounts relating to the Partnership’s share of costs for newbuilding and other construction contracts in the Partnership’s equity accounted joint ventures are based on the Partnership’s ownership percentage in each respective joint venture as of June 30, 2016. These commitments are described in more detail in Note 14 of the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year-ended December 31, 2015. As of June 30, 2016, based on the Partnership's ownership percentage in each respective joint venture, the Partnership's equity accounted joint ventures has secured $197 million of financing related to $187 million of LNG and LPG carrier newbuilding commitments included in the table above.

b) Teekay Nakilat Joint Venture was the lessee under three separate 30-year capital lease arrangements with a third party for three LNG carriers (or the RasGas II LNG Carriers). Under the terms of the leasing arrangements for the RasGas II LNG Carriers, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases and subsequently adjusted to maintain the lessor’s agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leasing of the RasGas II LNG Carriers. However, the Teekay Nakilat Joint Venture remains obligated to the lessor to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date and placed $6.8 million on deposit with the lessor as security against any future claims and recorded as part of restricted cash - long-term in the Partnership’s consolidated balance sheets.

The UK taxing authority (or HMRC) has been challenging the use of similar lease structures in the UK courts. One of those challenges was eventually decided in favor of HMRC (Lloyds Bank Equipment Leasing No. 1), with the lessor and lessee choosing not to appeal further. That case concluded that capital allowances were not available to the lessor.  On the basis of this conclusion, HMRC is now asking lessees on other leases, including the Teekay Nakilat Joint Venture, to accept that capital allowances are not available to their lessor. The Joint Venture does not accept this contention and has informed HMRC of this position. It is uncertain at this time whether the Teekay Nakilat Joint Venture would eventually prevail in court. If the former lessor of the RasGas II LNG Carriers were to lose on a similar claim from HMRC, the Partnership’s 70% share of the potential exposure in the Teekay Nakilat Joint Venture is estimated to be approximately $60 million. Such estimate is primarily based on information received from the lessor.

c) In May 2016, the joint venture between the Partnership and Marubeni Corporation (the Teekay LNG-Marubeni Joint Venture) reached a settlement agreement with a charterer relating to a disputed charter contract termination that occurred in 2015. The charterer paid $39.0 million to the Teekay LNG-Marubeni Joint Venture for lost revenues, of which the Partnership’s share of $20.3 million was recorded in equity income for the three and six months ended June 30, 2016.

12.	Total Capital and Net Income Per Unit

At June 30, 2016, approximately 68.3% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation.

Net Income Per Unit

Net income per common unit is determined by dividing net income, after deducting the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the period. The computation of limited partners’ interest in net income per common unit - diluted assumes the exercise of all dilutive restricted units using the treasury stock method. The computation of limited partners’ interest in net loss per common unit - diluted does not assume such exercises as the effect would be anti-dilutive.

The General Partner’s and common unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of Available Cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditures and anticipated credit needs. In addition, the General Partner is entitled to incentive distributions if the

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains or losses.

During the three and six months ended June 30, 2016, cash distributions were below $0.4625 per common unit and, consequently, the assumed distribution of net income was based on the limited partners' and General Partner’s ownership percentage for the purposes of the net income per common unit calculation. During the three and six months ended June 30, 2015, cash distributions exceeded $0.4625 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per common unit calculation. For more information on the increasing percentages to calculate the General Partner’s interest in net income, please refer to the Partnership’s Annual Report on Form 20-F.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

13.	Unit-Based Compensation

In March 2016, a total of 32,723 common units, with an aggregate value of $0.4 million, were granted to the non-management directors of the General Partner as part of their annual compensation for 2016.

The Partnership grants restricted unit awards as incentive-based compensation under the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. The Partnership measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For unit-based compensation awards subject to graded vesting, the Partnership calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Partnership’s unit-based compensation awards are reflected in general and administrative expenses in the Partnership’s consolidated statements of income.

During March 2016 and 2015, the Partnership granted 131,062 and 32,054 restricted units, respectively, with grant date fair values of $1.5 million and $1.1 million, respectively, to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries who provide services to the Partnership, based on the Partnership’s closing unit price on the grant date. Each restricted unit is equal in value to one of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest equally over three years from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement, in which case, the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted unit awards is paid to each recipient in the form of units, net of withholding tax. During the three and six months ended June 30, 2016, a total of nil and 20,808 restricted units (three and six months ended June 30, 2015 nil and 13,783), respectively, with fair values of nil and $0.8 million (three and six months ended June 30, 2015 nil and $0.6 million), respectively, net of withholding tax of nil and $0.2 million (three and six months ended June 30, 2015 nil and $0.4 million), respectively, vested. During the three and six months ended June 30, 2016, the Partnership recognized an expense of $0.1 million and $1.2 million, respectively, relating to the restricted units (three and six months ended June 30, 2015, $0.1 million and $1.1 million, respectively).

14. Subsequent Events

On July 19, 2016, the Partnership took delivery of its second MEGI LNG carrier newbuilding, the Oak Spirit, which commenced its five-year charter contract with a subsidiary of Cheniere Energy, Inc. on August 1, 2016. The Partnership partially financed this MEGI LNG carrier newbuilding through a sale-leaseback transaction of approximately $176 million.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2016
PART I – FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in Item 1 - Financial Statements of this Report on Form 6-K and with our audited consolidated financial statements contained in Item 18 - Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 5 - Operating and Financial Review and Prospects of our Annual Report on Form 20-F for the year ended December 31, 2015.

OVERVIEW

Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. As of June 30, 2016, we had a fleet of 50 LNG carriers (including one regasification unit and 20 LNG carrier newbuildings), 29 LPG/Multigas carriers (including five LPG carrier newbuildings) and six conventional tankers which generally operate under medium to long-term, fixed-rate charters. Our interests in these vessels range from 20% to 100%.

SIGNIFICANT DEVELOPMENTS IN 2016

Charter Contracts for two Suezmax Tankers

During February and March 2016, Centrofin, the charterer for both the Bermuda Spirit and Hamilton Spirit Suezmax tankers, exercised its option under the charter contracts to purchase both the Bermuda Spirit and Hamilton Spirit. As a result of Centrofin’s acquisition of the Bermuda Spirit and Hamilton Spirit, we recorded a $27.4 million accounting loss on the sale of these vessels and associated charter contracts in the first quarter of 2016. The Bermuda Spirit was sold on April 15, 2016 and the Hamilton Spirit was sold on May 17, 2016. The total proceeds of $94.3 million from the sales was primarily used to repay existing term loans associated with these vessels.

LNG Carrier Newbuildings

On February 18, 2016, we took delivery of the first of the 11 M-type, Electronically Controlled Gas Injection (or MEGI) LNG carrier newbuildings on order, which commenced its five-year charter contract with a subsidiary of Cheniere Energy, Inc. on February 29, 2016. As at June 30, 2016, we have 10 wholly-owned LNG carrier newbuildings on order, of which one delivered on July 19, 2016 and commenced its five-year charter contract with a subsidiary of Cheniere Energy, Inc. on August 1, 2016, and the remaining nine are scheduled for delivery between early 2017 and early 2019. We have entered into time-charter contracts for all but two of the nine remaining newbuildings. In addition to our wholly-owned LNG carrier newbuildings, we have a 20% interest in two LNG carrier newbuildings and a 30% interest in another two LNG carrier newbuildings (or the BG Joint Venture) scheduled for delivery between 2017 and 2019 and six LNG carrier newbuildings relating to our 50% owned joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture) scheduled for delivery between 2018 and 2020.

LPG Carrier Newbuildings

On February 17 and June 30, 2016, Exmar LPG BVBA (or the Exmar LPG Joint Venture), of which we have a 50% ownership interest, took delivery of the sixth and seventh of 12 LPG carrier newbuildings on order. The five-year charter contracts with an international energy company based in Norway commenced on February 23, 2016 for one vessel and we expect the other vessel charter contract to commence in late-August 2016.

Charter Contracts for MALT LNG Carriers

Two of the six LNG carriers (or MALT LNG Carriers) in our 52% joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture), the Marib Spirit and Arwa Spirit, are currently under long-term contracts expiring in 2029 with Yemen LNG Ltd. (or YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close down operations of its LNG plant in Yemen in 2015. As a result, in December 2015, the Teekay LNG-Marubeni Joint Venture agreed to temporarily defer a portion of the charter payments for the two LNG carriers for the period from January 1, 2016 to December 31, 2016. Once the LNG plant in Yemen resumes operations, it is intended that YLNG will repay the deferred amounts in full, plus interest thereon over a period of time to be agreed upon. However, there is no assurance if or when the LNG plant will resume operations or if YLNG will repay the deferred amounts. Our proportionate share of the estimated impact of the charter payment deferral for the remainder of 2016 would be a reduction to equity income of approximately $12 million.

In 2015, the Magellan Spirit, one of the MALT LNG Carriers in the Teekay LNG-Marubeni Joint Venture, had a grounding incident. The charterer during that time claimed that the vessel was off-hire for more than 30 consecutive days during the first quarter of 2015, which, in the view of the charterer, permitted the charterer to terminate the charter contract. The Teekay LNG-Marubeni Joint Venture disputed both the charterer’s aggregate off-hire claims as well as the charterer’s ability to terminate the charter contract, which originally would have expired in August 2016. In May 2016, the Teekay LNG-Marubeni Joint Venture reached a settlement agreement with the charterer, under which the charterer paid $39.0 million to the Teekay LNG-Marubeni Joint Venture for lost revenues, of which our proportionate share was $20.3 million, which was included in equity income in the three and six months ended June 30, 2016.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These factors, terms and concepts are described in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission (or SEC) on April 27, 2016.

We manage our business and analyze and report our results of operations on the basis of two business segments: the liquefied gas segment and the conventional tanker segment, each of which are discussed below.

Liquefied Gas Segment

As at June 30, 2016, our liquefied gas segment fleet, including newbuildings, included 50 LNG carriers and 29 LPG/Multigas carriers, in which our interests ranged from 20% to 100%. However, the table below only includes the 14 LNG carriers and six LPG/Multigas carriers that are accounted for under the consolidation method of accounting, 19 of which we own and one of which we lease under capital lease. The table excludes 10 LNG carrier newbuildings under construction and the following vessels accounted for under the equity method: (i) the six MALT LNG Carriers in which we have a 52% ownership interest, (ii) four LNG carriers relating to the Angola LNG Project (or the Angola LNG Carriers) in which we have a 33% ownership interest, (iii) four LNG carriers relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 LNG Carriers) in which we have a 40% ownership interest, (iv) four LNG carrier newbuildings in the BG Joint Venture in which we have a 30% ownership interest in two LNG carrier newbuildings and a 20% ownership interest in the other two LNG carrier newbuildings, (v) six LNG carrier newbuildings relating to the Yamal LNG Joint Venture in which we have a 50% ownership interest, (vi) two LNG carriers in which we have ownership interest ranging from 49% to 50% with Exmar (or the Exmar LNG Carriers) and (vii) 18 LPG carriers and five LPG carrier newbuildings (or the Exmar LPG Carriers) relating to our 50/50 joint venture with Exmar. The comparison of the results from vessels accounted for under the equity method are described below under Other Operating Results – Equity Income.

The following table compares our liquefied gas segment’s operating results for the three and six months ended June 30, 2016 and 2015, and compares its net voyage revenues (which is a non-GAAP financial measure) for three and six months ended June 30, 2016 and 2015 to voyage revenues, the most directly comparable GAAP financial measure. Non-GAAP financial measures may not be comparable to those of other companies which may calculate similar measures differently. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended June 30,		% Change
	2016	2015
Voyage revenues	84,497	77,466	9.1
Voyage expenses	(126)	—	100.0
Net voyage revenues	84,371	77,466	8.9
Vessel operating expenses	(16,734)	(16,127)	3.8
Depreciation and amortization	(20,474)	(18,004)	13.7
General and administrative expenses(1)	(4,679)	(5,514)	(15.1)
Income from vessel operations	42,484	37,821	12.3
Operating Data:
Revenue Days (A)	1,819	1,729	5.2
Calendar-Ship-Days (B)	1,820	1,729	5.3
Utilization (A)/(B)	99.9%	100.0%

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Six Months Ended June 30,		% Change
	2016	2015
Voyage revenues	163,082	153,400	6.3
Voyage expenses	(243)	—	100.0
Net voyage revenues	162,839	153,400	6.2
Vessel operating expenses	(31,966)	(30,433)	5.0
Depreciation and amortization	(39,159)	(36,310)	7.8
General and administrative expenses(1)	(9,041)	(10,839)	(16.6)
Income from vessel operations	82,673	75,818	9.0
Operating Data:
Revenue Days (A)	3,573	3,439	3.9
Calendar-Ship-Days (B)	3,592	3,439	4.4
Utilization (A)/(B)	99.5%	100.0%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).
Our liquefied gas segment’s total calendar-ship-days increased by 4.4% to 3,592 days for the six months ended June 30, 2016 from 3,439 days for the same period in 2015 as a result of the delivery of the Creole Spirit on February 18, 2016. During the six months ended June 30, 2016, one of our consolidated vessels in this segment was off-hire for a scheduled in-water survey and the Creole Spirit's time-charter contract commenced on February 29, 2016, compared to no vessels being off-hire in the same period last year. As a result, our utilization decreased to 99.5% for the six months ended June 30, 2016 compared to 100.0% for the same period in 2015.
Net Voyage Revenues. Net voyage revenues increased for the three and six months ended June 30, 2016 from the same periods last year, primarily as a result of:

•	increases of $7.7 million and $10.3 million for the three and six months ended June 30, 2016, respectively, as a result of the Creole Spirit charter contract commencing on February 29, 2016;

•
increases of $0.5 million and $1.3 million for the three and six months ended June 30, 2016, respectively, relating to amortization of in-process contracts recognized into revenue with respect to our shipbuilding and site supervision contract for the four LNG carrier newbuildings in the BG Joint Venture (however, we had a corresponding increase in operating expenses); and

•
an increase of $0.5 million for the three months ended June 30, 2016 due to the effect on our Euro-denominated revenues from the appreciation of the Euro against the U.S. Dollar compared to the same period in 2015;

partially offset by:

•
decreases of $1.7 million and $1.4 million for the three and six months ended June 30, 2016, respectively, primarily as a result of lower operating expense flow through for the Arctic Spirit and Polar Spirit (however, we had a similar decrease in operating expenses); and

•	a decrease of $0.6 million for the six months ended June 30, 2016 due to the Catalunya Spirit being off-hire for 6 days in the first quarter of 2016 for a scheduled in-water survey.
Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2016 from the same periods last year, primarily as a result of:

•	increases of $0.8 million and $1.6 million for the three and six months ended June 30, 2016, respectively, due to the delivery of the Creole Spirit on February 18, 2016; and

•
increases of $0.5 million and $1.3 million for the three and six months ended June 30, 2016, respectively, in relation to our agreement to provide shipbuilding and site supervision costs for the four LNG carrier newbuildings in the BG Joint Venture;

partially offset by:

•
decreases of $0.7 million and $1.3 million for the three and six months ended June 30, 2016, respectively, due to lower operating expenses during the lay-up of the Arctic Spirit and Polar Spirit in 2016.

Depreciation and Amortization. Depreciation and amortization increased by $2.5 million and $2.8 million for the three and six months ended June 30, 2016, respectively, compared to the same periods last year due to the delivery of the Creole Spirit in February 2016.

Conventional Tanker Segment

As at June 30, 2016, our fleet included five Suezmax-class double-hulled conventional crude oil tankers and one Handymax Product tanker, four of which we own and two of which we lease under capital lease. All of our conventional tankers operate under fixed-rate charters.

The following table compares our conventional tanker segment’s operating results for the three and six months ended June 30, 2016 and 2015, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2016 and 2015 to voyage revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended June 30,		% Change
	2016	2015
Voyage revenues	14,744	21,142	(30.3)
Voyage expenses	(416)	(373)	11.5
Net voyage revenues	14,328	20,769	(31.0)
Vessel operating expenses	(5,678)	(7,975)	(28.8)
Depreciation and amortization	(2,395)	(5,205)	(54.0)
General and administrative expenses(1)	(1,185)	(1,554)	(23.7)
Income from vessel operations	5,070	6,035	(16.0)
Operating Data:
Revenue Days (A)	607	728	(16.6)
Calendar-Ship-Days (B)	607	728	(16.6)
Utilization (A)/(B)	100.0%	100.0%

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Six Months Ended June 30,		% Change
	2016	2015
Voyage revenues	31,930	42,534	(24.9)
Voyage expenses	(756)	(691)	9.4
Net voyage revenues	31,174	41,843	(25.5)
Vessel operating expenses	(12,299)	(15,303)	(19.6)
Depreciation and amortization	(7,321)	(10,468)	(30.1)
General and administrative expenses(1)	(2,251)	(2,937)	(23.4)
Loss on sale of vessels	(27,439)	—	100.0
(Loss) income from vessel operations	(18,136)	13,135	(238.1)
Operating Data:
Revenue Days (A)	1,335	1,446	(7.7)
Calendar-Ship-Days (B)	1,335	1,448	(7.8)
Utilization (A)/(B)	100.0%	99.9%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Our conventional tanker segment's total calendar ship days decreased by 7.8% to 1,335 days for the six months ended June 30, 2016 from 1,448 days for the same period in 2015 primarily as a result of the sales of the Bermuda Spirit and Hamilton Spirit in April 2016 and May 2016, respectively. During the six months ended June 30, 2016, none of our vessels in this segment were off-hire for scheduled dry dockings, compared to one of our vessels being off-hire for 2 days during the same period in 2015. As a result, our utilization increased to 100.0% for the six months ended June 30, 2016 compared to 99.9% for the same period in 2015.

Net Voyage Revenues. Net voyage revenues decreased for the three and six months ended June 30, 2016 from the same periods last year, primarily as a result of:

•
decreases of $3.4 million and $3.7 million for the three and six months ended June 30, 2016, respectively, due to the sales of the Bermuda Spirit and Hamilton Spirit in April 2016 and May 2016, respectively;

•
decreases of $1.5 million and $2.6 million for the three and six months ended June 30, 2016, respectively, in flow-through operating expenses due to the change in crew nationality on board the Alexander Spirit in September 2015 (however, we had a corresponding decrease in vessel operating expenses);

•
decreases of $1.1 million and $2.1 million for the three and six months ended June 30, 2016, respectively, from the European Spirit, African Spirit and Asian Spirit upon the charterer exercising its one-year options in September 2015, November 2015 and January 2016, respectively, resulting in current charter rates being lower than the original charter rates;

•
a decrease of $1.2 million for the six months ended June 30, 2016 due to an adjustment upon the finalization of our 2015 profit share revenues relating to the Toledo Spirit recorded in the first quarter of 2016 compared to an increase from an adjustment upon finalization of our 2014 profit share recorded in the first quarter of 2015, which was based on the agreement between us and the charterer (however, we had a corresponding increase in our realized gains and losses on our associated derivative contract with Teekay Corporation; therefore, this increase and future increases or decreases related to this agreement did not and will not affect our cash flow or net income); and

•
a decrease of $0.5 million for the six months ended June 30, 2016 due to an adjustment upon finalization of our 2015 profit share revenues relating to the Teide Spirit recorded in the first quarter of 2016.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and six months ended June 30, 2016 compared to the same periods last year, primarily as a result of:

•
decreases of $1.5 million and $2.6 million for the three and six months ended June 30, 2016, respectively, in crew wages due to the change in crew nationality on board the Alexander Spirit in September 2015; and

•
decreases of $0.9 million and $0.7 million for the three and six months ended June 30, 2016, respectively, due to the sales of the Bermuda Spirit and Hamilton Spirit in April 2016 and May 2016, respectively.

Depreciation and Amortization. Depreciation and amortization decreased by $2.8 million and $3.1 million for the three and six months ended June 30, 2016, respectively, from the same periods last year, primarily as a result of Centrofin exercising its purchase options on the Bermuda Spirit and Hamilton Spirit in February 2016 and March 2016, respectively.

Loss on Sale of Vessels. During the six months ended June 30, 2016, we incurred a loss on sale of vessels of $27.4 million upon Centrofin exercising its purchase options on the Bermuda Spirit and Hamilton Spirit in February 2016 and March 2016, respectively.

Other Operating Results

General and Administrative Expenses. General and administrative expenses decreased to $5.9 million and $11.3 million for the three and six months ended June 30, 2016, respectively, from $7.1 million and $13.8 million, respectively, for the same periods last year, primarily due to lower amounts of business development services and legal and tax services provided to us by Teekay Corporation.

Equity Income. Equity income increased to $29.6 million and decreased to $39.1 million for the three and six months ended June 30, 2016, respectively, from $29.0 million and $47.1 million, respectively, for the same periods last year as set forth in the tables below:

(in thousands of U.S. Dollars)	Three Months Ended
	Angola LNG Carriers	Exmar LNG Carriers	Exmar LPG Carriers	MALT LNG Carriers	RasGas 3 LNG Carriers	Other	Total Equity Income
Three months ended June 30, 2016	253	2,170	5,315	16,519	5,473	(163)	29,567
Three months ended June 30, 2015	12,149	2,291	9,563	18	5,028	(47)	29,002
Difference	(11,896)	(121)	(4,248)	16,501	445	(116)	565

(in thousands of U.S. Dollars)	Six Months Ended
	Angola LNG Carriers	Exmar LNG Carriers	Exmar LPG Carriers	MALT LNG Carriers	RasGas 3 LNG Carriers	Other	Total Equity Income
Six months ended June 30, 2016	(1,766)	4,182	11,818	14,144	10,905	(218)	39,065
Six months ended June 30, 2015	12,098	4,284	16,538	3,897	10,383	(140)	47,060
Difference	(13,864)	(102)	(4,720)	10,247	522	(78)	(7,995)
The $11.9 million and $13.9 million decreases for the three and six months ended June 30, 2016, respectively, in our 33% investment in the four Angola LNG Carriers were primarily due to unrealized losses on derivative instruments in 2016 as a result of long-term LIBOR benchmark interest rates decreasing for interest rate swaps compared to unrealized gains on derivative instruments in the same periods last year, and decreases in voyage revenues due to the positive impact of the charter contract amendments in the second quarter of 2015 to allow for drydocking and operating costs to pass-through to the charterer, retroactive to the beginning of the charter contract.

The $4.2 million and $4.7 million decreases for the three and six months ended June 30, 2016, respectively, in equity income from our 50% ownership interest in Exmar LPG BVBA were primarily due to lower spot rates earned in 2016 and the redelivery of the in-chartered vessel Odin back to its owner in November 2015 and higher interest expense upon refinancing in June 2015. These decreases were partially offset by the three LPG carrier newbuildings which delivered between September 2015 and June 2016.

The $16.5 million and $10.2 million increases for the three and six months ended June 30, 2016, respectively, in our 52% investment in the MALT LNG Carriers was primarily due to the settlement of the disputed contract termination relating to the Magellan Spirit, and unscheduled off-hire relating to the Woodside Donaldson to repair a damaged propulsion motor in January 2015. These increases were partially offset by the temporary deferral of a portion of the charter payments for the Marib Spirit and Arwa Spirit effective January 2016, and lower charter rate on the redeployment of the Methane Spirit after its original time-charter contract expired in March 2015.

Interest Expense. Interest expense increased to $13.3 million and $27.3 million for the three and six months ended June 30, 2016, respectively, from $11.2 million and $21.3 million, respectively, for the same periods last year. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt. These changes were primarily the result of:

•
increases of $2.3 million and $3.4 million for the three and six months ended June 30, 2016, respectively, relating to interest incurred on the capital lease obligation for the Creole Spirit upon its delivery in February 2016;

•
increases of $0.7 million and $1.6 million for the three and six months ended June 30, 2016, respectively, due to an increase in LIBOR on our floating-rate debt, net of debt repayments during 2015 and 2016; and

•
a decrease of $0.5 million and an increase of $0.9 million for the three and six months ended June 30, 2016, respectively, relating to the ineffective portion of unrealized losses recognized for hedge-accounted swaps entered in January 2016.

Realized and Unrealized Gains (Losses) on Derivative Instruments. Net realized and unrealized losses on derivative instruments were $(17.3) million and $(55.4) million for the three and six months ended June 30, 2016, respectively, as compared to net realized and unrealized gains (losses) of $10.9 million and $(3.1) million, respectively, in the same periods last year, as set forth in the tables below:

(in thousands of U.S. Dollars)	Three Months Ended June 30,
	2016			2015
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(6,613)	(6,220)	(12,833)	(7,319)	17,424	10,105
Interest rate swaption agreements	—	(7,088)	(7,088)	—	593	593
Toledo Spirit time-charter derivative	—	2,600	2,600	—	190	190
	(6,613)	(10,708)	(17,321)	(7,319)	18,207	10,888

(in thousands of U.S. Dollars)	Six Months Ended June 30,
	2016			2015
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(13,256)	(26,877)	(40,133)	(14,624)	13,067	(1,557)
Interest rate swaption agreements	—	(18,757)	(18,757)	—	593	593
Toledo Spirit time-charter derivative	630	2,850	3,480	(570)	(1,610)	(2,180)
	(12,626)	(42,784)	(55,410)	(15,194)	12,050	(3,144)
As at June 30, 2016 and 2015, we had interest rate swap agreements, excluding our forward-starting swap agreements, with aggregate average net outstanding notional amounts of approximately $770 million and $809 million, respectively, with average fixed rates of 3.8% and 3.8%, respectively. The decrease in realized losses from 2015 to 2016 relating to our interest rate swaps was primarily due to an increase in LIBOR compared to the same period last year, which decreased our settlement payments.

During the three months ended June 30, 2016, we recognized unrealized losses on our interest rate swap and swaption agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $17.0 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates, relative to March 31, 2016, partially offset by transfers of $4.6 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

During the six months ended June 30, 2016, we recognized unrealized losses on our interest rate swap and swaption agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $49.2 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2016, partially offset by transfers of $9.2 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

During the three months ended June 30, 2016, we recognized unrealized losses on our interest rate swap agreements associated with our EURO-denominated long-term debt. This resulted from $3.0 million of unrealized losses relating to decreases in long-term forward EURIBOR benchmark interest rates, relative to March 31, 2016, partially offset by transfers of $2.1 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

During the six months ended June 30, 2016, we recognized unrealized losses on our interest rate swap agreements associated with our EURO-denominated long-term debt. This resulted from $9.7 million of unrealized losses relating to decreases in long-term forward EURIBOR benchmark interest rates, relative to the beginning of 2016, partially offset by transfers of $4.1 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

The projected forward average tanker rates in the tanker market decreased at June 30, 2016, compared to March 31, 2016 and the beginning of 2016, which resulted in $2.6 million and $2.9 million, respectively, of unrealized gains on our Toledo Spirit time-charter derivative. The Toledo Spirit time-charter derivative is the agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate.

During the three months ended June 30, 2015, we recognized unrealized gains on our interest rate swap and swaption agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $6.0 million of unrealized gains relating to increases in long-term forward LIBOR benchmark interest rates, relative to March 31, 2015, and transfers of $5.3 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

During the six months ended June 30, 2015, we recognized unrealized gains on our interest rate swap and swaption agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from transfers of $10.6 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $6.9 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2015.

During the three months ended June 30, 2015, we recognized unrealized gains on our interest rate swap agreements associated with our EURO-denominated long-term debt. This resulted from $4.7 million of unrealized gains relating to increases in long-term forward EURIBOR benchmark interest rates, relative to March 31, 2015, and transfers of $2.0 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

During the six months ended June 30, 2015, we recognized unrealized gains on our interest rate swap agreements associated with our EURO-denominated long-term debt. This resulted from $6.0 million of unrealized gains relating to increases in long-term forward EURIBOR benchmark interest rates, relative to the beginning of 2015, and transfers of $4.0 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

The projected forward average tanker rates in the tanker market remained consistent at June 30, 2015 compared to March 31, 2015 and increased as at June 30, 2015 compared to the beginning of 2015, which resulted in $1.6 million of unrealized losses on our Toledo Spirit time-charter derivative for the six months ended June 30, 2015.

Foreign Currency Exchange (Losses) Gains. Foreign currency exchange (losses) gains were $(0.5) million and $(10.6) million for the three and six months ended June 30, 2016, respectively, compared to $(9.5) million and $16.4 million for the same periods last year. These foreign currency exchange (losses) gains, substantially all of which were unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on our cross-currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For the three months ended June 30, 2016, foreign currency exchange (losses) gains included the revaluation of our NOK-denominated debt of $3.6 million, the revaluation of our Euro-denominated cash, restricted cash and debt of $5.0 million. These gains were partially offset by realized losses of $(2.3) million unrealized losses of $(6.6) million on our cross-currency swaps. For the six months ended June 30, 2016, foreign currency exchange (losses) gains included the revaluation of our NOK-denominated debt of $(16.9) million, the revaluation of our Euro-denominated cash, restricted cash and debt of $(4.8) million, and realized losses of $(4.6) million on our cross-currency swaps. These losses were partially offset by unrealized gains of $14.7 million on our cross-currency swaps.

For the three and six months ended June 30, 2015, foreign currency exchange (losses) gains included the revaluation of our Euro-denominated cash, restricted cash and debt of $(8.8) million and $21.2 million, respectively, and the revaluation of our NOK-denominated debt of $1.4 million and $17.6 million, respectively. These were partially offset by realized losses of $(1.5) million and $(2.9) million and unrealized losses of $(1.7) million and $(18.8) million for the three and six months ended June 30, 2015, respectively, on our cross-currency swaps.

Other Comprehensive (Loss) Income (OCI). OCI increased to a loss of $(5.3) million and $(16.5) million for the three and six ended June 30, 2016, respectively, from income of $0.9 million and $0.3 million, respectively, for the same periods last year, due to higher unrealized losses on the valuation of interest rate swaps accounted for using hedge accounting within the consolidated Teekay Nakilat Joint Venture and equity accounted Teekay LNG-Marubeni Joint Venture, Exmar LNG Joint Venture, and Exmar LPG Joint Venture.

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. Prior to the fourth quarter of 2015, the operating cash flow generated by our vessels each quarter, excluding a reserve for maintenance capital expenditures and debt repayments, was generally paid out to our unitholders and General Partner as cash distributions within approximately 45 days after the end of each quarter. Global crude oil prices have significantly declined since mid-2014. The significant decline in oil prices has also contributed to depressed natural gas prices. Lower oil prices may negatively affect both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil. These declines in energy prices, combined with other factors beyond our control, have adversely affected energy and master limited partnership capital markets and available sources of financing. We believe there is currently a dislocation in these markets relative to the stability of our businesses. Based on upcoming capital requirements for our committed growth projects and scheduled debt repayment obligations, coupled with the uncertainty regarding how long it will take for the energy and master limited partnership capital markets to normalize, we believe that it is in the best interests of our unitholders to conserve more of our internally generated cash flows to fund future growth projects and to reduce debt levels. Consequently, effective for the quarterly distribution for the fourth quarter of 2015, we temporarily reduced our quarterly cash distribution per common unit to $0.14 from $0.70. Despite significant weakness in the global energy and capital markets, our operating cash flows remain largely stable, supported by a large and well-diversified portfolio of fee-based contracts with high quality counterparties. In addition to using more of our internally generated cash flows to fund future growth projects and reduce our debt levels, we may seek alternative sources of financing such as sale and leaseback transactions.

Our primary liquidity needs for the remainder of 2016 through to 2018 include payment of our quarterly distributions, operating expenses, dry-docking expenditures, debt service costs, scheduled repayments of long-term, bank debt maturities, capital expenditures we are committed to and the funding of general working capital requirements. We anticipate that our primary source of funds for our short-term liquidity needs will be cash flows from operations, proceeds from debt financings and dividends from our equity accounted joint ventures. For the remainder of 2016 through to 2018, we expect that our existing liquidity, combined with the cash flow we expect to generate from our operations and receive as dividends from our equity accounted joint ventures will be sufficient to finance our liquidity needs, specifically the equity portion of our committed capital expenditures. Our remaining liquidity needs require us to secure debt financing for an adequate portion of our committed capital expenditures and to refinance our loan facilities maturing in 2016 to 2018 and our Norwegian Kroner-denominated bonds due in 2017 and 2018. In terms of debt financing for committed capital expenditures, in February 2016 we secured financing for one of our MEGI LNG carrier newbuildings, which delivered on July 19, 2016 through a sale-leaseback transaction of approximately $176 million. In addition, we have committed debt financing in place for the vessels under construction for the BG Joint Venture. We are actively working on obtaining debt financings for the six LNG carriers under construction for the Yamal LNG Joint Venture, the five LNG carriers under construction that have been chartered to a wholly-owned subsidiary of Royal Dutch Shell PLC along with one of the other LNG carriers under construction at DSME, and the assets of the Bahrain LNG Joint Venture (defined below) and associated floating storage unit (or FSU).

Our liquidity needs beyond 2018 decline significantly compared to 2016 to 2018 as a majority of our commitments for capital expenditures relate to the remainder of 2016 to 2018. Our ability to continue to expand the size of our fleet over the long-term is dependent upon our ability to generate operating cash flow, obtain long-term bank borrowings and other debt, as well as our ability to raise debt or equity financing through either public or private offerings.

Our revolving credit facilities and term loans are described in Item 1 - Financial Statements: Note 7 - Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels, which restrict the vessel-owning subsidiaries from: incurring or guaranteeing indebtedness; changing ownership or organizational structure, including mergers, consolidations, liquidations and dissolutions; paying dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; and entering into new lines of business. Certain of our revolving credit facilities and term loans require us to maintain financial covenants. If we do not meet these financial covenants, the lender may accelerate the repayment of our revolving credit facilities and term loans, which would have a significant impact on our short-term liquidity requirements. As at June 30, 2016, we and our affiliates were in compliance with all covenants relating to our credit facilities and term loans.

We have one credit facility that requires us to maintain a vessel value to outstanding loan principal balance ratio of 115%, which as at June 30, 2016 was 202%. The vessel value was determined using a current market value for comparable second-hand vessels. Since vessel values can be volatile, our estimate of market value may not be indicative of either the current or future price that could be obtained if the related vessel was actually sold.

As at June 30, 2016, our consolidated cash and cash equivalents were $127.5 million, compared to $102.5 million at December 31, 2015. Our total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $261.4 million as at June 30, 2016, compared to $232.5 million as at December 31, 2015. The increase in total consolidated liquidity was primarily due to a sale-leaseback financing transaction in February 2016 relating to the Creole Spirit.

As at June 30, 2016, we had a working capital deficit of $268.0 million, which consisted of $83.7 million current portion of a NOK bond maturing in May 2017 and $56.9 million current capital lease obligation for two Suezmax tankers, under which the owner has the option to require us to purchase the vessels. We expect to manage our working capital deficit primarily with net operating cash flow and dividends from our equity accounted joint ventures, debt refinancings and, to a lesser extent, existing undrawn revolving credit facilities. As at June 30, 2016, we had undrawn revolving credit facilities of $133.9 million.

Cash Flows. The following table summarizes our cash flow for the periods presented:

(in thousands of U.S. Dollars)	Six Months Ended June 30,
	2016	2015
Net cash flow from operating activities	82,428	119,037
Net cash flow used for financing activities	(164,773)	(48,420)
Net cash flow from (used for) investing activities	107,362	(123,265)

Operating Cash Flows. Net cash flow from operating activities decreased to $82.4 million for the six months ended June 30, 2016, from $119.0 million for the same period last year, primarily due to timing of dividends received from our equity accounted joint ventures, the sales of the Bermuda Spirit and Hamilton Spirit in April 2016 and May 2016, respectively, lower charter rates on the European Spirit, African Spirit and Asian Spirit, and 6 days of scheduled off-hire during the first quarter of 2016 due to an in-water survey for the Catalunya Spirit; partially offset by the delivery of the Creole Spirit in February 2016 and one additional calendar day in 2016. Net cash flow from operating activities depends upon the timing and amount of dry-docking expenditures, repair and maintenance activity, the impact of vessel additions and dispositions on operating cash flows, foreign currency rates, changes in interest rates, timing of dividends from equity accounted joint ventures, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel dry dockings tends to vary each period depending on the vessels’ maintenance schedule.

Our equity accounted joint ventures are generally required to distribute all available cash to its shareholders. However, the timing and amount of dividends from each of our equity accounted joint ventures may not necessarily coincide with the operating cash flow generated from each respective equity accounted joint venture. The timing and amount of dividends distributed by our equity accounted joint ventures are affected by the timing and amounts of debt repayments in the joint ventures, capital requirements, as well as any cash reserves maintained in the joint ventures for operations, capital expenditures and/or as required under financing agreements.

Financing Cash Flows. Net cash flow used for financing activities increased to $164.8 million for the six months ended June 30, 2016, from $48.4 million for the same period last year, primarily due to lower net proceeds from issuance of long-term debt of $100.2 million as a result of the issuance of one of our NOK bonds in May 2015, $109.5 million increase in scheduled repayments and prepayments of long-term debt primarily due to prepayments of term loans associated with the sales of the Bermuda Spirit and Hamilton Spirit in April 2016 and May 2016, respectively, $16.2 million lower proceeds from equity offerings, and $7.1 million increase in capital lease repayments due to the sale-leaseback financing transaction completed on the Creole Spirit in February 2016. These increases in cash flows used for financing activities were partially offset by $104.5 million decrease in cash distributions paid to our unitholders and general partner, and a decrease in restricted cash of $2.3 million for the six months ended June 30, 2016 compared to a $9.9 million increase in restricted cash in the same period last year, primarily due to changes in the amount of margin call collateral related to our NOK cross-currency swaps.

Cash distributions paid during the six months ended June 30, 2016 decreased to $22.7 million from $127.2 million for the same period last year primarily as a result of a temporary reduction in our quarterly cash distribution to $0.14 per common unit paid in the first two quarters of 2016 from $0.70 per common unit paid in the first two quarters of 2015.

Investing Cash Flows. Net cash flow from (used for) investing activities was $107.4 million for the six months ended June 30, 2016, compared to $(123.3) million for the same period last year. During the six months ended June 30, 2016, we received $179.4 million from the sale-leaseback financing transaction completed on the Creole Spirit in February 2016 and $94.3 million in proceeds from the sales of the Bermuda Spirit and Hamilton Spirit in April 2016 and May 2016. We contributed $20.2 million to our equity accounted joint ventures for the six months ended June 30, 2016 compared to $3.2 million during the same period last year, primarily to fund newbuilding installments in the Yamal LNG Joint Venture. We used $159.2 million in cash, primarily for newbuilding installment payments and shipbuilding supervision costs for our LNG carrier newbuildings during the six months ended June 30, 2016, compared to $143.1 million during the same period last year. During the first half of 2015, we received a $14.0 million repayment of a shareholder loan from the Exmar LPG Joint Venture, compared to no repayments during the six months ended June 30, 2016.

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as at June 30, 2016:

	Total	Remainder of 2016	2017	2018	2019	2020	Beyond 2020
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt(1)
Scheduled repayments	538.5	53.0	108.4	98.6	54.9	52.7	170.9
Repayments at maturity	814.2	25.0	—	466.0	31.5	—	291.7
Commitments under capital leases(2)	307.1	11.5	46.2	42.5	15.3	15.3	176.3
Commitments under operating leases(3)	307.6	12.1	24.1	24.1	24.1	24.1	199.1
Newbuilding installments/shipbuilding supervision(4)	3,186.5	331.3	1,016.6	1,107.0	528.6	203.0	—
Total U.S. Dollar-Denominated obligations	5,153.9	432.9	1,195.3	1,738.2	654.4	295.1	838.0
Euro-Denominated Obligations(5):
Long-term debt(6)	239.8	7.8	16.4	131.8	9.4	10.1	64.3
Total Euro-Denominated obligations	239.8	7.8	16.4	131.8	9.4	10.1	64.3
Norwegian Kroner-Denominated Obligations(5):
Long-term debt (7)	310.9	—	83.7	107.6	—	119.6	—
Total Norwegian Kroner-Denominated obligations	310.9	—	83.7	107.6	—	119.6	—
Totals	5,704.6	440.7	1,295.4	1,977.6	663.8	424.8	902.3

(1)
Excludes expected interest payments of $14.3 million (remainder of 2016), $26.4 million (2017), $19.0 million (2018), $11.8 million (2019), $10.8 million (2020) and $35.0 million (beyond 2020). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at June 30, 2016, plus margins on debt that has been drawn that ranges up to 2.80% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps or swaption that we have used as an economic hedge of certain of our variable-rate debt.

(2)
Includes, in addition to lease payments, amounts we may be or are required to pay to purchase the leased vessels at the end of their respective lease terms. For two of our three capital lease obligations, the lessor has the option to sell two Suezmax tankers under capital lease to us at any time during the remaining lease term; however, in this table we have assumed the lessor will not exercise its right to sell the two Suezmax tankers to us until after the lease term expire, which is during the years 2017 to 2018. The purchase price for any Suezmax tanker we are required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisfy any such purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to our assuming the financing obligations. Please read “Item 1 - Financial Statements: Note 5 - Vessel Charters”.

(3)	We have corresponding leases whereby we are the lessor and expect to receive approximately $270.9 million under these leases from remainder of 2016 to 2029.

(4)
Between December 2013 and June 2016, we entered into agreements for the construction of 10 wholly-owned LNG carrier newbuildings. As of June 30, 2016, the estimated remaining costs for these newbuildings totaled $1,677.1 million, including estimated interest and construction supervision fees. As of June 30, 2016, we have secured financing of $176 million related to $133 million of LNG carrier newbuilding commitments included in the table above.

As part of the acquisition of an ownership interest in the BG Joint Venture, we agreed to assume BG’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings and to fund our proportionate share of the remaining newbuilding installments. The estimated remaining costs for the shipbuilding supervision and crew training services and our proportionate share of newbuilding installments totaled $218.9 million as of June 30, 2016. However, as part of this agreement with BG, we expect to recover $15.6 million of the shipbuilding supervision and crew training costs from BG between 2016 and 2020 and the BG Joint Venture has secured financing of $150 million based on our proportionate share of newbuilding installments as of June 30, 2016.
In July 2014, the Yamal LNG Joint Venture, in which we have a 50% ownership interest entered into agreements for the construction of six LNG carrier newbuildings. As at June 30, 2016, our 50% share of the estimated remaining costs for these six newbuildings totaled $925.9 million. The Yamal LNG Joint Venture intends to secure debt financing for 70% to 80% of the fully built-up cost of the six newbuildings, which is estimated to be $2.1 billion.
In December 2015, the Partnership entered into an agreement with National Oil & Gas Authority (or Nogaholding), Samsung C&T (or Samsung) and Gulf Investment Corporation (or GIC) to form a joint venture, Bahrain LNG W.L.L. (or the Bahrain LNG Joint Venture), for the development of an LNG receiving and regasification terminal in Bahrain. The Partnership has 30% ownership in the Bahrain LNG Joint Venture. The project will be owned and operated under a 20-year agreement commencing in late-2018 with a fully-built up cost of approximately $885.0 million. As at June 30, 2016, our 30% share of the estimated remaining costs is $265.5 million. The Bahrain LNG Joint Venture intends to secure debt financing for approximately 75% of the fully built-up cost of the LNG receiving and regasification terminal in Bahrain.
The table above includes our proportionate share of the newbuilding costs for five LPG carrier newbuildings scheduled for delivery between the remainder of 2016 and 2018 in the joint venture between Exmar (or Exmar LPG Joint Venture) and us. As at June 30, 2016, our 50% share of the estimated remaining costs for these five newbuildings totaled $99.1 million, including estimated interest and construction supervision fees. Based on our 50% share as of June 30, 2016, the Exmar LPG Joint Venture has secured financing of $47 million related to $37 million of LPG carrier newbuilding commitments included in the table above.

(5)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of June 30, 2016.

(6)
Excludes expected interest payments of $1.4 million (remainder of 2016), $2.7 million (2017), $1.4 million (2018), $0.2 million (2019), $0.2 million (2020) and $0.4 million (beyond 2020). Expected interest payments are based on EURIBOR at June 30, 2016, plus margins that range up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of June 30, 2016. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(7)
Excludes expected interest payments of $8.3 million (remainder of 2016), $13.1 million (2017), $9.5 million (2018), $5.6 million (2019), and $2.8 million (2020). Expected interest payments are based on NIBOR at June 30, 2016, plus margins that range up to 5.25%, as well as the prevailing U.S. Dollar/NOK exchange rate as of June 30, 2016. The expected interest payments do not reflect the effect of the related cross-currency swaps that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our NOK-denominated long-term debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements. The details of our equity accounted investments are shown in “Item 18 – Notes to Consolidated Financial Statements: Note 5 – Equity Method Investments” of our Annual Report on Form 20-F for the year ended December 31, 2015.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions discussed in Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates of our Annual Report on Form 20-F for the year ended December 31, 2015, are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our critical accounting policies, please read Item 5 - Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2015. There have been no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F.

At June 30, 2016, we had one reporting unit with goodwill attributable to it. Based on conditions that existed at June 30, 2016, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled Forward-Looking Statements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three and six months ended June 30, 2016 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•
our distribution policy and our ability to make cash distributions on our units or any increases in quarterly distributions, the temporary nature of our current reduced distribution level and the impact of cash distribution reductions on our financial position;

•	the stability and growth of our business and future cash flows;

•
our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility to pursue capital expenditures, acquisitions and other expansion opportunities;

•	our liquidity needs, anticipated funds for liquidity needs and the sufficiency of cash flows;

•	our expected sources of funds for liquidity and working capital needs and our ability to enter into new bank financings and to refinance existing indebtedness;

•	growth prospects and future trends of the markets in which we operate;

•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets and spot LNG, LPG and tanker charter rates;

•	our ability to conduct and operate our business and the business of our subsidiaries in a manner than minimizes taxes imposed upon us and our subsidiaries;

•	the expected lifespan of our vessels, including our expectations as to any impairment of our vessels;

•
our expectations and estimates regarding future charter business, including with respect to minimum charter hire payments, revenues and our vessels’ ability to perform to specifications and maintain their hire rates in the future;

•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charter;

•	the future resumption of a LNG plant in Yemen operated by YLNG and expected repayment of deferred hire amounts on our two 52% owned vessels, the Marib Spirit and Arwa Spirit, on charter to YLNG;

•
expected purchases and deliveries of newbuilding vessels, our ability to obtain charter contracts for LNG carrier newbuildings that are not yet subject to fixed-rate contracts, and the newbuildings’ commencement of service under charter contracts;

•	expected financing, deliveries, and charter contract commencement dates with respect to the LPG carrier newbuildings in Exmar LPG BVBA;

•	expected financing for the Yamal LNG Joint Venture;

•
our expectations regarding the financing, schedule and performance of the Bahrain LNG Joint Venture, and our expectations regarding the supply, modification and charter of the FSU vessel for the project;

•	expected funding of our proportionate share of the remaining shipyard installment payments for the BG Joint Venture;

•	the cost of supervision and crew training in relation to the BG Joint Venture, and our expected recovery of a portion of those costs;

•	the expected technical and operational capabilities of newbuildings, including the benefits of the MEGI twin engines in certain LNG carrier newbuildings;

•	our ability to maintain long-term relationships with major LNG and LPG importers and exporters and major crude oil companies;

•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time-charters with our LNG and LPG customers;

•	obtaining LNG and LPG projects that we or Teekay Corporation bid on;

•	the expected timing, amount and method of financing for our newbuilding vessels and the possible purchase of two of our leased Suezmax tankers, the Teide Spirit and the Toledo Spirit;

•
our expectations regarding whether the UK taxing authority can successfully challenge the tax benefits available under certain of our former and current leasing arrangements, and the potential financial exposure to us if such a challenge is successful;

•
our hedging activities relating to foreign exchange, interest rate and spot market risks, and the effects of fluctuations in foreign exchange, interest rate and spot market rates on our business and results of operations;

•	the potential impact of new accounting guidance;

•	anticipated taxation of our partnership and its subsidiaries; and

•	our business strategy and other plans and objectives for future operations.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words believe, anticipate, expect, estimate, project, will be, will continue, will likely result, plan, intend or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production or price of LNG, LPG or oil; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; changes in the financial stability of our charterers; changes in trading patterns; changes in our expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG or LPG infrastructure; potential development of active short-term or spot LNG or LPG shipping markets; spot tanker market rate fluctuations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our ability to renew or replace long-term contracts; our ability to secure charter contracts for our newbuilding carriers or other vessels; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations or the outcome of tax positions; our and our joint ventures’ potential inability to raise financing for its existing newbuildings, refinance its debt maturities, or to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity and debt markets; LNG or LPG project delays or abandonment; potential failure of the Yamal LNG Project to be completed for any reason, including due to lack of funding as a result of existing or future sanctions against Russian entities and individuals, which may affect partners in the project; potential delays or cancellation of the Yamal LNG Project; failure to materialize of assumptions underlying our estimates of U.S. federal taxable income to a holder of our common units in a given year; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2015. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2016
PART I – FINANCIAL INFORMATION
ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, EURIBOR or NIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at June 30, 2016, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected contractual maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. The expected contractual maturity dates do not reflect potential prepayments of long-term debt and capital lease obligations as well as the potential exercise of early termination options for certain of our interest rate swaps.

	Expected Maturity Date
	Remainder of 2016							Fair Value Liability
						There-after
		2017	2018	2019	2020		Total		Rate(1)
	(in millions of U.S. Dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.)(2)	78.0	108.4	564.6	86.4	52.7	462.6	1,352.7	(1,296.1)	2.1%
Variable Rate (Euro)(3)(4)	7.8	16.4	131.8	9.4	10.1	64.3	239.8	(228.6)	1.2%
Variable Rate (NOK)(4)(5)	—	83.7	107.6	—	119.6	—	310.9	(296.4)	5.3%
Capital Lease Obligations
Fixed-Rate ($U.S.)(6)	5.4	34.5	32.9	7.0	7.4	142.0	229.2	(229.2)	5.5%
Average Interest Rate(7)	5.5%	4.8%	6.2%	5.5%	5.5%	5.5%	5.5%
Interest Rate Swaps: (8)
Contract Amount ($U.S.)(9)	15.9	324.5	232.9	155.8	35.3	277.3	1,041.7	(99.3)	3.6%
Average Fixed Pay Rate(2)	3.4%	4.1%	3.6%	2.7%	3.5%	3.4%	3.6%
Contract Amount (Euro)(4)(10)	7.8	16.5	131.7	9.4	10.1	64.3	239.8	(41.2)	3.1%
Average Fixed Pay Rate(3)	3.1%	3.1%	2.6%	3.7%	3.7%	3.9%	3.1%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate term loans, which as of June 30, 2016 ranged from 0.30% to 2.80%. Please read “Item 1 – Financial Statements: Note 7 – Long-Term Debt”.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of June 30, 2016.

(5)
Interest payments on our NOK-denominated debt and on our cross-currency swaps are based on NIBOR. Our NOK 700 million, NOK 900 million, and NOK 1,000 million debt have been economically hedged with cross-currency swaps, to swap all interest and principal payments into U.S. Dollars, with the respective interest payments fixed at a rate of 6.88%, 6.43%, and 5.92%, respectively, and the transfer of principal locked in at $125.0 million, $150.0 million, and $134.0 million, respectively, upon maturity. Please see below in the foreign currency fluctuation section and read “Item 1 – Financial Statements: Note 10 – Derivative Instruments and Hedging Activities”.

(6)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(7)
The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate.

(8)
Interest rate swaps does not reflect our swaption agreements, whereby we have a one-time option to enter into an interest rate swap at a fixed rate with a third party, and the third party has a one-time option to require us to enter into an interest rate swap at a fixed rate. If we or the third party exercises its option, there will be cash settlements for the fair value of the interest rate swap in lieu of taking delivery of the actual interest rate swap. The net fair value of the interest rate swaption agreements as at June 30, 2016 was a liability of $19.5 million. “Item 1 - Financial Statements: Note 10 - Derivative Instruments and Hedging Activities”.

(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set at 3-month or 6-month LIBOR.

(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.

Spot Market Rate Risk

One of our Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 10 years, although the charterer has the right to terminate the time-charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are settled at the end of each year. At June 30, 2016, the fair value of this derivative liability was $0.3 million and the change from December 31, 2015 to the reporting period has been reported in realized and unrealized (loss) gain on non-designated derivative instruments.

Foreign Currency Fluctuation Risk

Our functional currency is U.S. Dollars because primarily all of our revenues and most of our operating costs are in U.S. Dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses, our Euro-denominated loans and restricted cash deposits and our NOK-denominated bonds. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We have Euro-denominated interest expense and Euro-denominated interest income related to our Euro-denominated loans of 215.9 million Euros ($239.8 million) and Euro-denominated restricted cash deposits of 17.5 million Euros ($19.4 million), respectively, as at June 30, 2016. We also incur NOK-denominated interest expense on our NOK-denominated bonds; however, we entered into cross-currency swaps and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross-currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross-currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2017 through 2020, and to economically hedge the interest rate exposure. We have not designated, for accounting purposes, these cross-currency swaps as cash flow hedges of our NOK-denominated bonds due in 2017 through 2020. Please read “Item 1 – Financial Statements: Note 10 – Derivative Instruments and Hedging Activities”. At June 30, 2016, the fair value of our cross-currency swaps was a liability of $114.0 million and the change from December 31, 2015 to the reporting period has been reported in foreign currency exchange (loss) gain. As a result, fluctuations in the Euro and NOK relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income, realized and unrealized (loss) gain on non-designated derivative instruments and foreign currency exchange (loss) gain.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2016
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2015, which could materially affect our business, financial condition or results of operations.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
None
Item 5 – Other Information
None
Item 6 – Exhibits

4.36
Agreement dated May 4, 2016, for a US$60,000,000 secured loan facility between African Spirit L.L.C., European Spirit L.L.C. and Asian Spirit L.L.C., and Scotiabank Europe plc and other banks and financial institutions.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO.333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-170838) FILED WITH THE SEC ON NOVEMBER 24, 2010

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-188387) FILED WITH THE SEC ON MAY 6, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-190783) FILED WITH THE SEC ON AUGUST 22, 2013

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO.333-197479) FILED WITH THE SEC ON JULY 17, 2014

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-197651) FILED WITH THE SEC ON JULY 25, 2014

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its General Partner

Date: August 19, 2016	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)